UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC File Number: 000-51096

CUSIP Number: None

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:	August 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        Not Applicable.

PART I

REGISTRANT INFORMATION

Golden Oval Eggs, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

1800 Park Avenue East, PO Box 615
Address of Principal Executive Office

Renville, MN 56284
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

On December 1, 2008, Golden Oval Eggs, LLC (the “Company”) filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”) relating to the delayed filing of its Annual Report on Form 10-K for the fiscal year ended August 31, 2008.  The Company has now determined that it will not file its Form 10-K by the extended December 15, 2008 deadline and is filing this Amendment No. 1 to Form 12b-25 in order to amend its previous filing.

As disclosed in the original Form 12b-25 filing, the Company was unable to timely file its Form 10-K for the year ended August 31, 2008 because the Company required additional time to finalize the financial statements and to prepare the Annual Report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete the audit following completion of the Company’s work.  Over the past several months, the Company’s limited resources have been diverted to matters including management personnel’s efforts to consider various strategic alternatives as discussed in the Company’s letter to unitholders dated April 28, 2008 and filed with the SEC.  As of the date of the original 12b-25 filing, the Company had not entered into any definitive agreements with respect to any of the strategic alternatives.  As disclosed in the Company’s Current Report on Form 8-K  filed with the SEC on December 15, 2008, the Company entered into a definitive agreement (the “Agreement”) to sell all of its business assets to Rembrandt Enterprises, Inc. on December 15, 2008.  The work needed to complete negotiations and execute the Agreement resulted in the Company’s limited resources being unable to fully complete the actions discussed above that are necessary to finalize the 10-K.  Having now executed the Agreement, the Company believes it will be able to complete, in the near future, the actions needed to finalize and file its 10-K.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2008, consideration of strategic alternatives, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 31, 2007 filed with the Securities and Exchange Commission and in subsequent quarterly and other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas A. Powell	(320) 329-8182

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

GOLDEN OVAL EGGS, LLC
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 12/15/2008

/s/ Thomas A. Powell
Thomas A. Powell
Its: Chief Financial Officer